UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2006.

Commission File Number: 000-51933

LABOPHARM INC.

480 Armand-Frappier Blvd.

Laval, Québec, Canada

H7V 4B4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☐     Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

TABLE OF CONTENTS

Exhibits

99.1	Labopharm to Present at CIBC World Markets 17th Annual Healthcare Conference in New York

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LABOPHARM INC.

Date: October 31, 2006	By:	/s/ Lynda Covello
	Name:	Ms. Lynda Covello
	Title:	General Counsel
and Corporate Secretary

Exhibit 99.1

Press Release

FOR IMMEDIATE RELEASE:

Labopharm to Present at CIBC World Markets 17th Annual Healthcare Conference in New York

LAVAL, Quebec, CANADA (October 31, 2006) – Labopharm Inc. (TSX: DDS, NASDAQ:DDSS) today announced that James R. Howard-Tripp, President and Chief Executive Officer of the Company, will present at the CIBC World Markets 17th Annual Healthcare Conference in New York on Wednesday, November 8, 2006 at 8:35 a.m. ET.

Interested parties may access the live webcast by visiting the “Latest Webcasts” section of the homepage at www.labopharm.com or http://www.veracast.com/webcasts/cibcwm/healthcare06/83302477.cfm Please connect at least 15 minutes prior to the presentation to ensure adequate time for any software download that may be required to join the webcast. An audio archive of the presentation will be available until November 30, 2006.

About Labopharm Inc.

Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) is an international, specialty pharmaceutical company focused on the development of drugs incorporating the Company’s proprietary advanced controlled-release technologies. For more information, please visit www.labopharm.com.

For Additional Information:

Jason Hogan

Investor and Media Relations

Tel: (416) 815-0700

jhogan@labopharm.com